SUB-ITEM 77I


                       TERMS OF NEW OR AMENDED SECURITIES

                             AIM FLOATING RATE FUND


   Effective March 31, 2000, AIM Floating Rate Fund (the "Fund") issued new Class B and Class C shares. Pursuant to an Agreement and Plan of Conversion and Liquidation, shareholders of GT Global Floating Rate Fund, Inc., (d/b/a AIM Floating Rate Fund) ("Old Fund"), predecessor of the Fund, received Class B shares of the Fund in exchange for their Old Fund shares. Class B and Class C shares are offered at net asset value without an initial sales charge. Class B and Class C shares are subject to an Early Withdrawal Charge upon their repurchase of up to 3.0% for Class B shares held for less than four years and up to 1.0% for Class C shares held for less than one year. Class B and Class C shares are subject to an annual Distribution and Service Fee in the amount of 0.75% and 0.25% of average daily net assets, respectively.